UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Veoneer, Inc.

(Name of Issuer)

Common stock, par value $1.00 per share

(represented by Swedish Depositary Receipts each representing one share of Common Stock)

(Title of Class of Securities)

92336X109

(Common Stock CUSIP Number)

SE0011115963

(SDR ISIN)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92336X109

1	Name of reporting persons. AMF PENSIONSFÖRSÄKRING AB
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 8,150,000
	6	Shared voting power. 2,502,071
	7	Sole dispositive power. 8,150,000
	8	Shared dispositive power. 2,502,071

9	Aggregate amount beneficially owned by each reporting person. 10,652,071
10	Check box if the aggregate amount in row (9) excludes certain shares. (see instructions). ☐
11	Percent of class represented by amount in row (9). 9.5%*
12	Type of reporting person. FI

*

AMF PENSIONSFÖRSÄKRING AB is the beneficial owner of 10,652,071 shares (each share represented by one Swedish Depositary Receipt) or 9.5% of the Common Stock of Veoneer, Inc. based on 111,594,984 shares of Common Stock reported to be outstanding as of October 16, 2020 by Veoneer, Inc. on its Form 10-Q filed with the Securities and Exchange Commission on October 23, 2020.

CUSIP No. 92336X109

1	Name of reporting persons. AMF FONDER AB
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 0
	6	Shared voting power. 2,502,071
	7	Sole dispositive power. 0
	8	Shared dispositive power. 2,502,071

9	Aggregate amount beneficially owned by each reporting person. 2,502,071
10	Check box if the aggregate amount in row (9) excludes certain shares. (see instructions). ☐
11	Percent of class represented by amount in row (9). 2.2%*
12	Type of reporting person. FI

*

AMF FONDER AB is the beneficial owner of 2,502,071 shares (each share represented by one Swedish Depositary Receipt) or 2.2% of the Common Stock of Veoneer, Inc. based on 111,594,984 shares of Common Stock reported to be outstanding as of October 16, 2020 by Veoneer, Inc. on its Form 10-Q filed with the Securities and Exchange Commission on October 23, 2020.

This Amendment No. 2 amends and supplements the statement on Schedule 13G initially filed on February 8, 2019 as amended by Amendment No. 1 filed on January 30, 2020. This Amendment No. 2 is being filed jointly pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, by AMF PENSIONSFÖRSÄKRING AB and AMF FONDER AB.

Item 1(a).	Name of Issuer.

Veoneer, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices.

Klarabergsviadukten 70, Section C, 6th floor, SE-103 02, Stockholm, Sweden

Item 2(a).	Name of Person Filing.

AMF PENSIONSFÖRSÄKRING AB and AMF FONDER AB

Item 2(b).	Address or Principal Business Office, or, if none, Residence.

113 88 Stockholm, Sweden

Item 2(c).	Citizenship.

AMF PENSIONSFÖRSÄKRING AB is an insurance company organized under the laws of Sweden. AMF FONDER AB is wholly-owned subsidiary of AMF PENSIONSFÖRSÄKRING AB organized under the laws of Sweden.

Item 2(d).	Title of Class of Securities.

Common Stock, par value $1.00 per share (represented by Swedish Depositary Receipts each representing one share of Common Stock)

Item 2(e).	Common Stock CUSIP No.: 92336X109

SDR ISIN: SE0011115963

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C.78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C.78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C.80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.80a-3);

(j)	☒	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☒	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

AMF PENSIONSFÖRSÄKRING AB is an insurance company and AMF FONDER AB is a wholly-owned subsidiary of AMF PENSIONSFÖRSÄKRING AB.

Item 4.	Ownership.

AMF PENSIONSFÖRSÄKRING AB

(a)	Amount beneficially owned: 10,652,071

(b)	Percent of class: 9.5%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 8,150,000

(ii)	Shared power to vote or to direct the vote: 2,502,071

(iii)	Sole power to dispose or to direct the disposition of: 8,150,000

(iv)	Shared power to dispose or to direct the disposition of: 2,502,071

AMF FONDER AB

(a)	Amount beneficially owned: 2,502,071

(b)	Percent of class: 2.2%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(iii)	Shared power to vote or to direct the vote: 2,502,071

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 2,502,071

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

AMF PENSIONSFÖRSÄKRING AB is an insurance company.

AMF FONDER AB is a wholly-owned subsidiary of AMF PENSIONSFÖRSÄKRING AB.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to an insurance company and its wholly-owned subsidiary is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

Exhibits.

1.	Joint Filing Agreement, dated February 8, 2019, incorporated herein by reference to Exhibit 1 on Schedule 13G (filing date February 8, 2019).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2021

AMF PENSIONSFÖRSÄKRING AB

/s/ Ebba Hammarström

Ebba Hammarström, Head of Investment Control
Name/Title

/s/ Per-Erik Karlsson

Per-Erik Karlsson, Head of Legal Department
Name/Title

AMF FONDER AB

/s/ Cecilia Ardström

Cecilia Ardström, CEO
Name/Title

/s/ Per Wiklund

Per Wiklund, COO
Name/Title